SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2004 (report number 2)

Commission File Number: 000-30348

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A

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The financial statements attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

10.1               Consolidated Financial Statements as at December 31, 2003

10.2               Consent of KPMG Somekh Chaikin

10.3               Consent of Dipl.-Kfm Johannes Wedding

10.4               Consent of Mazars Paardekooper Hoffman

10.5               Consent of Blick Rothenberg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By _________/S/____________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  March 31, 2004

____ 2 ____

EXHIBIT INDEX

Exhibit No. Exhibit

10.1 Consolidated Financial Statements as of December 31, 2003

10.2 Consent of KPMG Somekh Chaikin

10.3 Consent of Dipl.-Kfm Johannes Wedding

10.4 Consent of Mazars Paardekooper Hoffman

10.6                                                          Consent of Blick Rothenberg

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Exhibit 10.1

Consolidated Financial Statements as at December 31, 2003

ECtel Ltd.

Consolidated Financial Statements as at December 31, 2003

Contents

Page

Report of Independent Auditors 2

Consolidated Balance Sheets as at

December 31, 2002 and 2003 3

Consolidated Statements of Income (loss) for the

years ended December 31, 2001, 2002 and 2003 4

Statements of Changes in Shareholders` Equity for the

years ended December 31, 2001, 2002 and 2003 5

Consolidated Statements of Cash Flows for the

years ended December 31, 2001, 2002 and 2003 6

Notes to the Consolidated Financial Statements 9

____ 4 ____

Report of Independent Auditors

To the Board of Directors and Shareholders of ECtel Ltd.

We have audited the accompanying consolidated balance sheets of ECtel Ltd. and its subsidiaries ("the Company"), as at December 31, 2003 and 2002 and the related consolidated statements of income (loss), statement of changes in shareholders` equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2003.  These financial statements are the responsibility of the Company`s Board of Directors and of its management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of subsidiaries whose assets constitute 0.8% of the total consolidated assets as at December 31, 2003 and 2002 and whose revenues constitute 6.7%, 2.9% and 0.9% of the consolidated revenues for each of the years in the three-year period ended December 31, 2003.  The financial statements of these subsidiaries were audited by other auditors whose reports thereon were furnished to us.  Our opinion, insofar as it relates to amounts derived from the financial statements of these subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States.  Such auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits and on the reports of the above mentioned other auditors, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2003 and 2002, and the results of operations, changes in shareholders` equity and cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with generally accepted accounting principles in the United States.

Somekh Chaikin

Certified Public Accountants (Israel)

A member of KPMG International

Tel Aviv, February 4, 2004

____ 5 ____

Consolidated Balance Sheets as at December 31

		2002	2003
	Note	(In thousands)
Assets

A.     Current assets

Cash and cash equivalents	4, 14A	$ 52,786	$ 27,964
Short-term deposit		-	2,006
Receivables:
Trade	14B	47,959	29,940
Other		4,511	3,378
Related parties	13C	1,234	35
Recoverable costs and estimated
earnings - not yet billed		10,899	7,175
Inventories	3	5,776	6,386

Total current assets		123,165	76,884

B.     Long-term marketable securities

	4	-	6,271

Long-term receivables and deposits,
net of current maturities	5	5,601	786

C.     Property, plant and equipment

	6, 13

Cost		10,934	10,438
Less - Accumulated depreciation		5,558	6,265
		5,376	4,173

Goodwill	7	16,348	10,329

Other assets	8	1,378	727

Assets ‑ discontinued operations	19A	-	2,337

Total assets	$ 151,868	$ 101,507

Aharon Shech	Avi Goldstein
Chief Executive Officer and Director	Chief Financial Officer

Petach Tikva, February 4, 2004

The accompanying notes are an integral part of the financial statements.

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ECtel Ltd.

		2002	2003
	Note	(In thousands)
Liabilities and Shareholders` Equity

D.    Current liabilities

Trade payables		$ 7,097	$ 5,687
Related parties	13C	1,518	649
Other payables and accrued liabilities	14C	25,950	17,587

Total current liabilities		34,565	23,923

Long-term liabilities
Liability for employee severance benefits, net	9	774	826

Liabilities ‑ discontinued operations	19A	-	735

Total liabilities		35,339	25,484

Commitments and contingencies	10

Shareholders` equity	11
Ordinary shares NIS 0.04 par value per share, authorized
125,000,000 shares; Issued and outstanding 17,917,848
Shares as at December 31, 2002 and 17,995,628 shares
as at December 31, 2003		211	213
Capital surplus		72,291	72,458
Retained earnings		44,027	3,352

E.      Total shareholders` equity

		116,529	76,023

F.      Total liabilities and shareholders` equity

		$ 151,868	$ 101,507

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ECtel Ltd.

G.     Consolidated Statements of Income (Loss) for the years ended December 31

		2001	2002	2003
	Note	In thousands, except share and per share data
Revenues	13, 14D	$ 60,951	$ 52,426	$ 28,857
Cost of revenues (1)	10B, 13, 14E	24,051	22,364	17,454

Gross profit		36,900	30,062	11,403

Research and development costs, net (1)	13, 14F	8,541	9,152	10,078
Selling and marketing expenses (1)	13, 14G	12,201	13,687	14,297
General and administrative expenses (1)	13, 14H	6,982	8,903	16,974
In process research and development costs	7	916	-	-
Goodwill impairment	7	-	-	6,019

Operating income (loss)		8,260	(1,680)	(35,965)
Financial expenses	13, 14I	(647)	(482)	(400)
Financial income	14I	1,421	751	592
Other income (expenses), net		(27)	(13)	3

Income (loss) from continuing operations
before taxes on income		9,007	(1,424)	(35,770)
Taxes on income (tax benefit)	12	(78)	(29)	38

Net income (loss) from continuing operations		9,085	(1,395)	(35,808)
Cumulative effect of change in
accounting principles	2O	(27)	-	-
Discontinued operations:
Income (loss) from discontinued operations (1)	19B	2,878	18,715	(4,867)

Net income (loss) for the year		$ 11,936	$ 17,320	$ (40,675)

Earnings (loss) per share	11, 14K
Basic earnings (loss) per share for:
Continuing operations		$ 0.55	$ (0.08)	$ (1.99)
Cumulative effect of change in accounting principles		(*)	-	-
Discontinued operations		0.17	1.05	(0.27)
		$ 0.72	$ 0.97	$ (2.26)

Weighted average number of shares outstanding		16,652,509	17,802,492	17,967,082
Diluted earnings (loss) per share for:
Continuing operations		$ 0.51	$ (0.08)	$ (1.99)
Cumulative effect of change in accounting principles		(*)	-	-
Discontinued operations		0.16	1.01	(0.27)
		$ 0.67	$ 0.93	$ (2.26)
Weighted diluted average number of shares outstanding		17,838,633	18,551,836	17,967,082

(1)  Stock-based compensation charged in the statements of income is included as follows:

Cost of revenues	$ 48	$ 10	$ -
Research and development costs	222	33	-
Selling and marketing expenses	164	26	-
General and administrative expenses	1,516	249	-
Discontinued operations	485	72	-
	$ 2,435	$ 390	$ -

(*) Represent an amount less than $ 0.01

The accompanying notes are an integral part of the financial statements.

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ECtel Ltd.

H.     Statements of Changes in Shareholders` Equity

					Total
	Ordinary	Share	Capital	Retained	Shareholders`
	shares	capital	surplus	earnings	equity
	Number	In thousands

I.        Balance at

December 31, 2000	16,259,106	$ 196	$ 52,384	$ 14,771	$ 67,351

Issuance of share capital, net
(see Note 11A)	850,000	8	(*)10,855	-	10,863
Issuance of warrants	-	-	3,922	-	3,922
Employees stock options
exercised and paid
(see Note 11B)	554,676	5	1,169	-	1,174
Net income for the year	-	-	-	11,936	11,936
Stock-based compensation	-	-	2,435	-	2,435

J.       Balance at

December 31, 2001	17,663,782	$ 209	$ 70,765	$ 26,707	$ 97,681

Employees stock options
exercised and paid
(see Note 11B)	254,066	$ 2	$ 1,136	$ -	$ 1,138
Net income for the year	-	-	-	17,320	17,320
Stock-based compensation	-	-	390	-	390

K.      Balance at

December 31, 2002	17,917,848	$ 211	$ 72,291	$ 44,027	$ 116,529

Employees stock options
exercised and paid
(see Note 11B)	77,780	$ 2	$ 167	$ -	$ 169
Net loss for the year	-	-	-	(40,675)	(40,675)

L.

M.   Balance of

December 31, 2003	17,995,628	$ 213	$ 72,458	$ 3,352	$ 76,023

(*)  Net of $ 134 thousand of share issue expenses.

The accompanying notes are an integral part of the financial statements.

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ECtel Ltd.

Consolidated Statements of Cash Flows for the years ended December 31

	2001	2002	2003
	In Thousands

N.     Cash flows from operating activities

Net income (loss) for the year	$ 11,936	$ 17,320	$ (40,675)

Adjustments to reconcile net income to
cash provided by operating activities:

Depreciation and amortization	1,544	1,873	1,982
In process research and development costs	916	-	-
Stock based compensation	2,435	390	-
Decrease (increase) in deferred tax	47	(1,329)	(135)
Loss (income) on sale of property and equipment	36	5	(10)
Goodwill impairment	-	-	6,019
Decrease (increase) in trade receivables	(11,176)	(9,065)	18,019
Decrease (increase) in other receivables	(917)	(1,356)	1,695
Decrease (increase) in recoverable costs and estimated
earnings - not yet billed	(2,781)	(1,583)	3,724
Decrease (increase) in inventories	(1,492)	1,133	(942)
Decrease (increase) in long-term receivables	(995)	(1,911)	4,949
Increase (decrease) in trade payables	(2,958)	4,283	(1,655)
Increase (decrease) in parent and fellow subsidiary companies	(1,674)	(1,962)	330
Increase (decrease) in other payables and accrued liabilities	6,137	5,626	(7,822)
Increase (decrease) in liability for employee severance
benefits, net	154	(93)	246

Net cash provided by (used in)operating activities	$ 1,212	$ 13,331	$ (14,275)

The accompanying notes are an integral part of the financial statements.

____ 10 ____

ECtel Ltd.

Consolidated Statements of Cash Flows for the years ended December 31 (cont`d)

2001	2002	2003
In thousands

Cash flows from investing activities
Short-term deposit	$ -	$ -	$ (2,006)
Investment in property, plant and equipment	(1,787)	(1,952)	(1,389)
Investment in technology	(838)	(250)	(870)
Acquisition of newly consolidated subsidiary (see A below)	288	-	-
Long-term deposit withdrawal (funding)	166	(72)	(44)
Proceeds from sale of property, plant and equipment	101	77	57
Employee severance rights funding	(26)	(11)	(90)
Acquisition of long-term marketable securities	-	-	(6,374)

Net cash used in investing activities	$ (2,096)	$ (2,208)	$ (10,716)

Cash flows from financing activities:

Issuance of ordinary shares (payment of
share issue expenses), net	$ 1,174	$ 1,138	$ 169
Repayment of loan from bank	(1,500)	-	-

Net cash provided by (used in) financing activities	$ (326)	$ 1,138	$ 169

Net increase (decrease) in cash and cash equivalents	(1,210)	12,261	(24,822)

Cash and cash equivalents at beginning of year	41,735	40,525	52,786

Cash and cash equivalents at end of year	$ 40,525	$ 52,786	$ 27,964
Supplemental disclosures:

Income taxes paid (received), net of tax refunds	$ 346	$ (172)	$ 1,313

Interest received, net	$ 622	$ 801	$ 628

The accompanying notes are an integral part of the financial statements.

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ECtel Ltd.

Consolidated Statements of Cash Flows for the years ended December 31 (cont`d)

2001
In thousands
A. Acquisition of newly consolidated subsidiary (Note 7)
Working capital (other than cash)	$ 550
Short-term liabilities in respect of direct transaction costs	1,388
Property, plant and equipment, net	(337)
Goodwill	(16,348)
In process research and development	(916)
Technology	(251)
Contracts with customers	(119)
Long-term liabilities	1,536
Share issuance	14,785

$ 288

	2001	2002	2003
	In thousands
B. Non-cash transactions

Investment in fixed assets	$ 165	$ 174	$ 419
Investment in technology	250	-	-
Acquisition of newly consolidated
subsidiary	1,388	-	-

The accompanying notes are an integral part of the financial statements.

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ECtel Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2003

Note 1 - General

A. ECtel Ltd. and its subsidiaries (hereinafter - "the Company") provide telecommunication service providers with comprehensive solutions for their quality of service monitoring, fraud prevention and interconnect billing needs and provide government agencies and others with comprehensive solutions for their telecommunication monitoring needs.  The Company is a subsidiary of ECI Telecom Ltd. (hereinafter - the "parent company" or "ECI") ECI beneficiary owns 58.3% of ECtel's outstanding shares as at December 31, 2003.  The Company was established and commenced operations in April 1990.  In October 1999 the Company completed an initial public offering of its ordinary shares on the Nasdaq National Market.

The Company's five subsidiaries are ECtel Inc., ECtel (2000) UK Limited, ECtel B.V., Telrad Hawk Net-I Ltd. and ECtel GmbH, incorporated in October 2002.

B. Transfer of holding in an affiliated company

During the year 2001 the Company and a third party formed a company by the name of "ECbar Ltd." ("ECbar"). The Company held 20% of the share capital of ECbar at the end of 2001.

The Company granted ECbar a license to use the know-how of certain of its activities in the government systems area in return for future royalties resulting from sales made by ECbar.

No such royalties accrued during the years 2001 - 2003.  The Company did not participate in the management of, nor did it have significant influence over ECbar and accordingly the investment is accounted for under the cost method.  At December 31, 2001 the investment was stated at zero.

Effective October 1, 2002, the Company transferred its holdings in ECbar Ltd. to the other shareholder for no consideration.

Note 2 - Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States.

A. Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries.  All significant intercompany accounts have been eliminated in consolidation.

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Note 2 - Significant Accounting Policies (cont'd)

B. Financial statements in U.S. dollars

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

Most of the Company's sales are made outside of Israel (see Note 14D regarding geographical distribution) ‑ and are made primarily in dollars.  Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars.  In view of the foregoing, the dollar has been determined to be the Company's functional currency.

Transactions and balances denominated in dollars are presented at their original amounts.  Non-dollar transactions and balances have been translated into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States.

All exchange gains and losses resulting from monetary balance sheet items denominated in non‑dollar currencies are reflected in the income statement when they arise.  Such exchange gains and losses are included in the same income statement items in which the related transactions are included.

C. Cash and cash equivalents

The Company considers all highly liquid investments with maturity of three months or less at date of purchase, to be cash equivalents.  Marketable securities bonds that have an original maturity of three months or less are considered to be cash equivalents.

D. Inventories

Inventories are stated at the lower of cost or market.  Cost is determined as follows:

Raw materials (including components) ‑ on the moving average basis.

Work in process and finished products:

Raw materials and components ‑ on the moving average basis.

Labor and overhead components ‑ on the basis of actual manufacturing costs.

E. Long-Term marketable securities

Long-term marketable securities at December 31, 2003 consist of corporate debt securities. The Company classifies its debt securities as held-to-maturity. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

____ 14 ____

Note 2 - Significant Accounting Policies (cont'd)

E. Long-Term marketable securities (cont'd)

A decline in the market value of any held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Interest income is recognized when earned.

F. Property, plant and equipment

1. These assets are stated at cost less accumulated depreciation.

2. Depreciation is computed using the straight-line method, over the estimated useful life of the assets as estimated by the Company.

Annual rates of depreciation are as follows:

Machinery, equipment and furniture	6% - 50% (principally 20%)
Motor vehicles	15%

Leasehold improvements are amortized by the straight‑line method over the shorter of the useful lives or the terms of the leases.

3. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

4. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statement of income.

G. Allowance for doubtful debts

The financial statements include an allowance which management believes reflects adequately the loss inherent in receivables for which collection is in doubt.  In determining the fairness of the allowance management bases its determination, among other factors, on information available about the debtor's financial situation, the volume of their operations and evaluation of the security received from them.

H. Amortization of Goodwill and other intangible assets

According to SFAS No. 142 goodwill is no longer amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

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Note 2 - Significant Accounting Policies (cont'd)

H. Amortization of Goodwill and other intangible assets (cont'd)

SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Other purchased technology is amortized over its estimated useful life of five years.

I. Revenue recognition

1. Revenue from product sales (which include software) is recognized, in accordance with SOP 97-2, "Software Revenue Recognition", upon delivery to customers and when the following criteria are met: (1) persuasive evidence of an arrangement exists,  (2)  delivery has occurred,  (3)  the vendor's fee is fixed or determinable and  (4)  collectibility is probable.

The Company includes post contract customer support (PCS) within the price of the product sale.  This PCS is for a one-year period and includes a standard product warranty and upgrades and enhancements to correct minor bugs or errors in the software.  The cost of providing the PCS is insignificant and the warranty and bug fixes have been infrequent.  Therefore, the PCS revenue is recognized upon delivery of the product in accordance with SOP 97-2."

2. In certain cases, when the sale contract includes customer acceptance provisions with respect to performance guarantees, i.e. installation, revenue is recognized when the Company has demonstrated that the criteria specified in the provisions have been satisfied.

3. Revenue is recognized from the initial sale of a new technology product only after the customer has notified the Company of its acceptance.  Subsequent sales are recognized as per paragraphs 1 and 2 above.

4. Revenues from sales involving long-term credit arrangements at less than normal commercially acceptable interest rates are recorded at the present value of the related future cash flows.  The difference between the amounts receivable and their present value is recognized as interest income over the period of the debt.

5. Service revenues from product maintenance contracts and separately priced extended warranty contracts are recognized ratably over the contract period.

6. Long-term contracts are those requiring design, development, engineering and modification and are of a significantly longer duration than contracts for system sales.  Revenue from long-term contracts is recognized using the percentage of completion method, which is in accordance with statement of position (SOP 81-1).  The percentage of completion is determined as a ratio of accumulated costs incurred (including materials, labor and overhead) to total estimated costs of the contract.  In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

As to management`s evaluations and assumptions, see Note 2(Q) below.

____ 16 ____

Note 2 - Significant Accounting Policies (cont'd)

I. Revenue recognition (cont'd)

7. When a sale involves multiple elements, the Company accounts for the sale according to the provisions of EITF 00-21, "Revenue Arrangements with Multiple Deliverables (hereinafter EITF 00-21). According to EITF 00-21 in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair value. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration.

J. Research and development

Research and development costs, net of related royalty bearing participations, are charged to the statement of income as incurred.

Software development costs are expensed as incurred until technological feasibility has been established, at which time subsequent costs are capitalized until the product is available for general release to customers.  To date, either the establishment of technological feasibility of the Company's products and their general release has substantially coincided or costs incurred subsequent to the achievement of technological feasibility have not been material.  As a result, software development costs qualifying for capitalization have been insignificant, and the Company has not capitalized any software development costs.

K. Liability for employee severance benefits, net

The increase in value of deposits with severance pay funds during the accounting period is offset from severance pay expense (see Note 9).

____ 17 ____

Note 2 - Significant Accounting Policies (cont'd)

L. Taxes on income

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes" ("SFAS 109").

Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on statutory tax rates as these will be applicable to the periods in which such deferred taxes will be realized.  Deferred tax assets do not include future tax benefits the realization of which is less than "more likely than not".  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization.

Deferred taxes were not recorded in respect of the following matters -

1. Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate. This is in accordance with SFAS 109.  These differences are not material.

2. Certain undistributed earnings of a foreign consolidated subsidiary, which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists.

3. Permanent differences between expenses allowable for tax purposes in respect of stock options to employees and expenses included in the Statement of Income.

Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

M. Stock option plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options.  As such, compensation expense is determined on the date of grant only if the current market price of the underlying stock exceeded the exercise price and amortized over the vesting period.

In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS No. 123 "Accounting for Stock-based Compensation" ("SFAS 123") which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option. The Company adopted the disclosure provisions of SFAS 123 but opted to remain under the expense recognition provisions of APB 25.

____ 18 ____

Note 2 - Significant Accounting Policies (cont'd)

M. Stock option plans (cont'd)

The following table illustrates the effect on net income and earnings if the Company had applied the fair value recognition provisions of SFAS 123 (in thousands, except per share data):

	Year ended December 31,
	2001	2002	2003
Net income (loss) as reported	$ 11,936	$ 17,320	$ (40,675)
Add: Compensation expenses recorded in
statements of income	2,435	390	-
Less: Application of compensation expenses
according to SFAS 123	(8,281)	(4,589)	(2,491)

Pro forma net income (loss)	$ 6,090	$ 13,121	$ (43,166)

Basic earnings per share:
As reported	$ 0.72	$ 0.97	$ (2.26)

Pro forma	$ 0.37	$ 0.74	$ (2.4)

Diluted earnings per share:
As reported	$ 0.67	$ 0.93	$ (2.26)

Pro forma	$ 0.34	$ 0.71	$ (2.4)

N. Segment Reporting

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which uses the management approach to designate the internal information organization that is used by management for making operating decisions and assessing performance, as the source of the Company`s reportable segments.  SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers (see Note 14D).

O. Derivative financial instruments

The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("SFAS 133"), effective January 1, 2001.  The Company utilizes derivative financial instruments principally to manage market risks and reduce its exposure resulting from fluctuations in foreign currency exchange rates. Derivative instruments include swap agreements, forward exchange and purchase contracts. Under SFAS 133, the Company is required to recognize all derivatives on the balance sheet at fair value.  Derivatives that are not hedges must be adjusted to fair value through income.  If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.  The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

____ 19 ____

Note 2 - Significant Accounting Policies (cont'd)

O. Derivative financial instruments (cont'd)

The Company does not utilize derivative financial instruments for trading or other speculative purposes.  The Company actively evaluates the creditworthiness of the financial institutions that are counter parties to derivative financial instruments, and does not expect counter parties to fail to meet their obligations.

The impact of adopting SFAS No. 133 as amended by SFAS No. 138 is included in "cumulative effect of change in accounting principles".

i)                    P. Estimations and assumptions in the financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These are management's best estimates based on experience and historical data, however actual results could differ from these estimates.

Q. Investments

Investment in shares of companies in which the Company does not have significant influence is stated under the cost method.

R. Transfer of financial assets

The Company accounts for transfer of financial assets in accordance with the provisions of SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets".  The Standard requires recognizing the sale of financial instruments when the control over the financial assets transferred and the consideration from the sale does not include any beneficial interests in the transferred asset.

____ 20 ____

Note 2 - Significant Accounting Policies (cont'd)

S. Comprehensive income

The Company adopted SFAS No. 130 "Reporting Comprehensive Income".  It requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a separate financial statement and displayed with the same prominence as other financial statements.  It requires that an enterprise (a) classifies items of other comprehensive income by their nature in a financial statement and (b) displays the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position. In the Company's case, comprehensive income is the same as net income for all periods presented.

T. Impairment of long-lived assets and assets to be disposed of

The Company accounts for long-lived assets under the provisions of FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (hereinafter SFAS 144). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.  See also Note 19.

U. Guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others

The Company has adopted the provision of FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees or Indebtedness of Others" (hereinafter the Interpretation). The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee i.e. the obligation to stand ready to perform in the event that specific triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company also complies with the disclosure requirements in the Interpretation in regard to its obligations under guarantees. These disclosure requirements are included in Note 10D to the consolidated financial statements.

V. Reclassification

Certain 2002 balances have been reclassified to be consistent with the 2003 presentation.

____ 21 ____

Note 3 - Inventories

Inventories consist of the following (in thousands):

	December 31
	2002	2003
Raw materials and components	$ 3,575	$ 4,627
Work in process	1,298	1,113
Finished products, including delivered products
that the revenues have not been recognized yet	903	646

	$ 5,776	$ 6,386

Note 4 - Marketable Securities

The following table summarizes the Company's marketable securities at December 31, 2003 (regarding assumptions used for estimated fair value see Note 16) - (in thousands):

(ii)              December 31, 2003

	Amortized cost	Unrealized gross	Unrealized gross	Estimated
		Gains	Losses	Fair value
Held to maturity securities
(carried at amortized cost)

US Government agencies	$ 1,000	$ -	$ 7	$ 993
Corporate bonds	5,271	65	-	5,336
Long-term marketable securities	$ 6,271	$ 65	$ 7	$ 6,329

____ 22 ____

Note 5 - Long-Term Receivables and Deposits, Net of Current Maturities

A. Consist of the following (in thousands):

2.

3.

4.

5.

6.

7.

8.

9.

10.

	December 31
	2002	2003
Long-term trade receivables	$ 7,909	$ -
Employee severance rights funded (see Note 9)	363	453
Long-term deposits	289	333
	8,561	786
Less deferred interest income*	297	-

Total	8,264	786
Less - current maturities	2,663	-

	$ 5,601	$ 786

*  The deferred interest income is derived from the difference between the original amount of the receivables and their net present value computed, at the transaction date, by the relevant interest rate.

B. Aggregate maturities are as follows (in thousands):

December 31
2003
First year (current maturities)	$ -
Second year	8
Third year	100
Fourth year	198
Fifth year and thereafter	480

$ 786

____ 23 ____

Note 6 - Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

Machinery		Office
and	Motor	furniture and	Leasehold
equipment	vehicles	equipment	improvements		Total
Cost
Balance at
January 1, 2003	$ 9,347	$ 336	$ 921	$ 330	$ 10,934
Additions	1,617	-	1	16	1,634
Disposals	-	(131)	-	-	(131)
Less - discontinued
operations	(1,999)	-	-	-	(1,999)
Balance at
December 31, 2003	8,965	205	922	346	10,438

Accumulated
depreciation
Balance at
January 1, 2003	$ 4,876	$ 208	$ 425	$ 49	$ 5,558
Additions	1,195	37	105	37	1,374
Disposals	-	(84)	-	-	(84)
Less - discontinued
operations	(583)	-	-	-	(583)
Balance at
December 31, 2003	5,488	161	530	86	6,265

Undepreciated
balance at
December 31, 2003	$ 3,477	$ 44	$ 392	$ 260	$ 4,173

Undepreciated
balance at
December 31, 2002	$ 4,471	$ 128	$ 496	$ 281	$ 5,376

____ 24 ____

Note 7 - Acquisition of Telrad Hawk Net-I Ltd.

A.

On October 1, 2001, ECtel acquired 100 percent of the outstanding shares of Telrad Hawk Net-I Ltd. ("Net-I").  As a result of the purchase of Net-I, goodwill in the amount of $ 16,348 thousand was created (as at the date of purchase).

In June 2003, due to significant reduction in the Company's revenues, goodwill was impaired. The Company obtained an independent appraisal to assess whether goodwill carried on the books needs to be write-down.  The independent appraisal used the Discounted Cash Flow ("DCF") approach to measure the fair value of the goodwill.  Under the DCF approach, the fair value of the goodwill is dependent on the present value of future economic benefits to be derived from the reporting unit to which the goodwill was attributed.  Future net cash flows available for distribution are discounted at a discount rate of 17.7%, which management believes reflects the risk of the Company.

The Company impaired the goodwill by $ 6,019 to its fair value in the amount of $ 10,329 thousand.

i)                    B. Acquired Intangible Assets

The following tables summarize the allocation of acquired intangible assets, estimated amortization expenses and changes in goodwill (in thousands):

	As at December 31
	2002	2003
Amortized intangible assets:
In process research and development costs (*)	$ 916	$ 916
Current technology	251	251
Customer contracts (**)	119	119
	1,286	1,286

Less - accumulated amortization	(1,098)	(1,146)

Total	$ 188	$ 140

(*)     Fully amortized at date of purchase.

(**)   As at December 31, 2002 was fully amortized.

Amortization expense was $ 48,000 and $ 93,000 for the years ended December 31, 2003 and 2002, respectively.

____ 25 ____

Note 7 - Acquisition of Telrad Hawk Net-I Ltd. (cont'd)

B. Acquired Intangible Assets (cont'd)

Future estimated amortization expenses (In thousands):

Year ending December 31

2004	$ 48
2005	48
2006	44

Total	$ 140

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows (in thousands):

Balance at December 31, 2002 and 2001	$ 16,348

Balance at January 1, 2003	16,348
Goodwill impairment during the year	(6,019)

Balance at December 31, 2003	$ 10,329

Note 8 - Other Assets

Consists of the following (in thousands):

	December 31
	2002	2003
Technology	$ 951	$ 727
Deferred taxes - long term (see also Note 12E)	427	-

	$ 1,378	$ 727

____ 26 ____

Note 9 - Liability for Employee Severance Benefits, Net

A. Employees of the Israeli Companies

Under Israeli law and labor agreements, Israeli companies are required to make severance and pension payments to its retired or dismissed employees and to employees leaving employment in certain other circumstances.

1. The liability in respect of the relevant employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund.  The custody and management of the amounts so deposited is independent of any control by the Israeli companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

2. In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment.  The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

3. Expenses recorded in respect of severance and pension pay for the years ended December 31, 2001, 2002 and 2003 are $ 465,000, $ 513,000 and $ 617,000, respectively.

B. Employees of U.S consolidated subsidiary

The U.S consolidated subsidiary sponsors a 401 (K) defined contribution plan which permits its employees to make contributions on a pre-tax basis subject to the limits specified in the Internal Revenue Code.  These contributions are not subject to federal income taxes until distributed to the employees.  The subsidiary will match the employees' contribution, to a maximum of the lesser of 5% of the employees' earnings or $ 5,000.

The subsidiary`s matching contributions with respect to this plan were $ 196,000, $ 174,000 and $ 165,000 in 2001, 2002 and 2003 respectively.

____ 27 ____

Note 10 - Commitments and Contingencies

A. Lease commitments

The Company and its subsidiaries have entered into operating leases (in respect of premises and motor vehicles) in Israel and abroad.  The agreements expire on various dates from 2004 to 2008 (some have renewal options) and are in local currencies or linked to the US dollar.

Future minimum annual rental payments which the Company and its subsidiaries are committed to pay under the above leases, at rates in effect at December 31, 2003, are as follows (in thousands):

Year ending December 31:
2004	$ 2,604
2005	$ 1,660
2006	$ 1,293
2007	$ 530
2008	$ 265

As to rent expense in connection with the Company's leased premises, see Note 14J.

B. Royalty commitments

The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in which the Israeli Government participated by way of grants for research and development.  As at December 31, 2003 the Company had received a total of $ 6.9 million in grants and has paid and accrued a total of $ 4.5 million in royalties.  The royalties are computed at the rate of 3.5% of the aggregate proceeds from sale of such products, up to an amount not exceeding 100% of such grants plus interest at the LIBOR rate. Royalties to the Government of Israel are presented in cost of revenues (see Note 14E).

C. Capital expenditure commitments

The Company invests in capital expenditures according to "Approved Enterprise" programs. At December 31, 2003, in order to comply with current approved programs, $ 643 thousand remain to be invested (see Note 12A.1).

D. Guarantees

At December 31, 2003, the Company has granted guarantees to third parties in the sum of $5.6 million mainly as performance guarantees that can be demanded in case of material breach of contracts.  The expiration dates of the guarantees are from January 2004 through February 2006.

E. Financial instruments

1. Forward exchange contracts

The geographical distribution of the Company`s operations gives rise to exposure to market risks mainly from changes in foreign currency exchange rates.  Financial instruments are utilized by the Company to reduce these risks.

The Company enters into forward exchange contracts to hedge existing non-dollar assets and liabilities.

____ 28 ____

Note 10 - Commitments and Contingencies (cont'd)

As at December 31, 2003 the Company has entered into currency forward contracts, ending September 2004, as a hedge against sales contracts receivable, as follows:

a) Obligation to sell EUR 1,308,353 for a total amount of $ 1,600,608.

b) Obligation to sell GBP 2,185,210 for a total amount of $ 3,565,364.

Since the impact of fluctuations in currency exchange rates on foreign exchange contracts offsets the impact on the underlying items being hedged, these instruments do not expose the Company to risk that would otherwise result from fluctuations in currency exchange rates.

2. Concentrations of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments and trade accounts receivable.  The Company maintains cash and cash equivalents, forward exchange contracts and certain other financial instruments with various major financial institutions.  These major financial institutions are located in Israel and the United States, and the Company`s policy is designed to limit exposure to any one institution.

With respect to trade account receivables, the Company is subject to a concentration of credit risk as a majority of its outstanding trade receivables relates to sales to a limited number of customers.

F.                  Commitments to indemnify directors and office holders

The Company has prospectively agreed to indemnify each of its directors and office holders from time to time (the "Directors") to the fullest extent permitted by law and the Articles of Association of the Company, for:

(1) A financial obligation imposed on the Director in favor of another person by a court judgement, including a settlement judgement, or an arbitrator's award;

(2) Reasonable litigation expenses, including attorney's fees, expended by a Director or charged to the Director by a court, in a proceeding instituted against the Director by the Company or on its behalf or by another person, or in a criminal charge from which the Director was acquitted, or in a criminal proceeding in which the Director was convicted of an offense that does not require proof of criminal intent.

The total amount of indemnification that the Company has undertaken towards all persons whom it has resolved to indemnify for the matters and in the circumstances set out in a standard indemnification letter provided to such directors, jointly and in the aggregate, shall not exceed an amount of $35 million.

____ 29 ____

Note 10 - Commitments and Contingencies (cont'd)

G.                Liability for warranty

The Company has made provision for its product warranty to its customers, in accordance with management judgement and based on past experience.

The following are the changes in liability for product warranty for 2003 and 2002 (in thousands):

	2002	2003
Balance outstanding at beginning of year	$ 1,892	$ 2,178
Warranty expenses	(931)	(1,313)
Warranties for products sold	1,718	665
Lapsed warranties	(501)	(550)
Balance outstanding at end of year	$ 2,178	$ 980

H.                Negative pledge

In September 2002, the Company executed a negative pledge to an Israeli Bank in which it undertook not to perform the following without the Bank's prior written consent:

(1) Mortgage, or undertake to mortgage, in any manner or form, any of its assets;

(2) Sell assets (other than in the ordinary course of business) the value of which exceed $1 million in the aggregate.

On the basis of the above mentioned negative pledge, the Bank has agreed to grant various credit facilities to the Company.  As of December 31, 2003, the bank has granted the Company credit facilities of approximately $ 2,500 thousand for guarantees the Company has granted to third parties.

I.                   Contingent liability

At the end of November 2003, a customer informed the Company in writing that it deems the Company to be in breach of various undertakings under an agreement between the parties for the supply and activity by the Company of a fraud prevention system on the premises of the customers' affiliates; the customer also stipulated steps that it demands be taken by the Company to remedy such alleged breaches and to avoid a potential demand for monetary compensation in the future.

The parties are corresponding and holding meetings on the matters in dispute and, at the same time, the Company is continuing with project activities, based on schedules agreed upon by the parties.  The Company informed the customer that it believes that the remaining outstanding issues in dispute can be resolved between the parties.

Note 11 - Shareholders` Equity

A.                 Authorized, issued and outstanding share capital

B.

	Issued and outstanding shares		Authorized
	December 31		December 31
	2002	2003	2002	2003
	Number of shares		Number of shares
NIS 0.04 par value per share	17,917,848	17,995,628	125,000,000	125,000,000

In October 2001 the Company issued 850,000 ordinary shares in relation to the Net-I acquisition

(see Note 7).

____ 30 ____

Note 11 - Shareholders` Equity (cont'd)

B. Share incentive and stock option plans

1.a The Company's Share Option Plan (the "ECtel Plan") was adopted by the Board of Directors on June 15, 1998.

The ECtel Plan provides that options may be granted to senior employees or managers of the Company or its subsidiary pursuant to (a) one or more sub-plans designed to benefit Israeli employees from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

The Board of Directors initially authorized the Company to grant options for a total of 965,000 shares under the ECtel Plan.  The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability).  The vesting for these options is in three equal annual installments commencing two years after the date of grant.

In November 1998, the Company granted to employees options to purchase an aggregate of 837,525 ordinary shares.  The aggregate amount of compensation expense for this grant was $ 2,604,000.

In May 1999, the Company granted to employees options to purchase an aggregate of 127,475 ordinary shares.  The aggregate amount of compensation expense for this grant was $ 1,030,000.

The exercise price per share under the option awards was determined based on factors considered by the Board of Directors.  The exercise price per share for these stock options is $ 1.04 per share.

1.b In August 1999, the Board of Directors adopted an additional share incentive plan for non-employee directors.  Under the terms of the plan, the Company is authorized to grant options for a total of 422,200 ordinary shares.  In August 1999, the Company granted to directors options to purchase an aggregate of 422,200 shares.  The exercise price is $ 4.66 per share.  The aggregate amount of compensation expense for this grant was $ 2,581,000.  These options vest in two equal annual installments commencing March 2001.

In addition, the Board authorized the grant to employees of options to purchase an additional 180,925 ordinary shares, pursuant to the ECtel Plan.   In September 1999, the Company granted to employees options to purchase an aggregate of 180,925 ordinary shares.  The exercise price is $ 4.66 per share.  The aggregate amount of compensation expense for this grant was $ 1,106,000.  These options vest in three equal annual installments commencing September 2001.

1.c In May 2000, the Board of Directors amended the ECtel Plan (the "Amended Plan") and authorized the Company to grant to employees additional options for a total of 476,760 ordinary shares.  In May 2000, the Company granted to employees options to purchase an aggregate of 476,760 shares.  The exercise price is $ 15.75 per share.  These options vest in two equal annual installments commencing at May 2002.

1.d In January 2001, the Board of Directors authorized, under the above plans, the grant to employees and directors of options to purchase a total of 832,520 ordinary shares.  In January 2001, the Company granted 812,520 options to employees and 20,000 options to directors.  The exercise price is $ 8.82 per share.  These options vest in two equal annual installments commencing at January 2002.

____ 31 ____

Note 11 - Shareholders` Equity (cont'd)

B. Share incentive and stock option plans (cont'd)

1.e In October 2001, the Board of Directors authorized, under the above plans, the grant to employees and directors of options to purchase a total of 498,000 ordinary shares. In October 2001, the Company granted 408,000 options to employees and 90,000 options to Directors.  The exercise price is $ 11.55 per share.  The employee options vest in two equal annual installments commencing October 2002.  The non-employee director options vest in 12 equal quarterly installments, commencing January 2002.

1.f In October 2002, the Board of Directors authorized, under the above plans, the grant to employees of options to purchase a total of 713,400 ordinary shares.  In October 2002, the Company granted 713,400 options to employees.  The exercise price is $ 7.9 per share.  These options vest in three equal annual installments, commencing in October 2003.

1.g In August 2003 the Board of Directors, authorized two new share option plans for international and US grantees covering in the aggregate 250,000 shares.  Under said 2003 plans, in December 2003, the Company granted 120,000 options to employees.  The exercise price for said options is $ 4.67 per share.  These options vest over three years in twelve equal quarterly installments, commencing on various dates from March 2003 to May 2003.

2. Stock options under all the share incentive and option plans are as follows:

	Year ended December 31
	2001	2002	2003
	Number of Shares
Balance outstanding at beginning of year	1,815,527	2,477,466	2,828,576
Changes during the year:
Granted	1,330,520	713,400	120,000
Exercised	(554,676)	(254,066)	(77,780)
Forfeited	(113,905)	(108,224)	(127,260)

Balance outstanding at end of year	2,477,466	2,828,576	2,743,536

	Weighted	December 31
	Average	2003
	exercise price	Number of
	per share	shares
Options may be exercised as follows:
First year or thereafter	$ 8.71	2,452,236
Second year or thereafter	$ 7.52	271,300
Third year or thereafter	$ 4.67	20,000

		2,743,536

____ 32 ____

Note 11 - Shareholders` Equity (cont'd)

B. Share incentive and stock option plans (cont'd)

2. Stock options under all the share incentive and option plans are as follows:  (cont'd)

Compensation expense recorded in statements of income for the relevant years:
Year ended December 31:	In thousands

2001	$ 2,435
2002	390
2003	-

$ 2,825

Fair market value of the ordinary shares, as determined at the time of issuance by the Board of Directors (subsequent to the October 1999 public offering, based on market price), was $ 4.15 per share for the 1998 grants, $ 9.12 per share for the 1999 grants, $ 10.78 per share for the 1999 plan for directors and the 1999 plan for employees, $ 15.75 for the 2000 grant, $ 8.82 for the January 2001 grant, $ 11.55 for the October 2001 grant, $ 7.9 for the 2002 grant and $ 4.67 for the 2003 grant.

Shares covered by unexercised options have no voting rights or rights to cash dividends.

3. In October 1995 the Financial Accounting Standards Board issued SFAS 123 "Accounting for Stock Based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans.  The statement defines a fair value based method of accounting for an employee stock option.

In 1998, following the adoption of the ECtel Plan, the Company adopted the disclosure provisions of SFAS 123 but opted to remain under the expense recognition provisions of "Accounting for Stock Issued to Employees" in accordance with the methods prescribed by APB 25.

As required by SFAS 123 the Company has determined the fair value of stock-based arrangements as follows:

Fair market value
Grant	$
1998	3.57
May 1999	8.54
August and September 1999	9.59
2000	12.32
January 2001	4.81
October 2001 (employees)	5.60
October 2001 (directors)	6.67
2002	5.93
2003	1.85

____ 33 ____

Note 11 - Shareholders` Equity (cont'd)

B. Share incentive and stock option plans (cont`d)

The fair values of stock-based compensation awards granted were estimated using the "Black-Scholes" pricing model with the following assumptions:

		Expected	Expected	Risk free
Year of grant	Dividend	option life	volatility	interest rate
1998	-	10	0%	6.0%
1999	-	10	0%	6.0%
1999	-	5	112.9%	6.0%
2000	-	5	101.3%	6.5%
January 2001	-	2	99.75%	5.5%
October 2001 (employees)	-	2	88.63%	3.0%
October 2001 (directors)	-	3	88.63%	3.0%
2002	-	10	66.64%	3.0%
2003	-	10	29.95%	1%

Had compensation expenses for stock options granted under the ECtel Plans been determined based on fair value at the grant dates consistent with SFAS 123 requirements, the Company`s net income and earnings per share would have been reduced to the pro forma amounts shown below:

	Year ended December 31
	2001	2002	2003
Net income (loss) ($ in thousands)
As reported	11,936	17,320	(40,675)
Add: Compensation expenses recorded in
statements of income	2,435	390	-
Less: Application of compensation expenses
according to SFAS 123	(8,281)	(4,589)	(2,491)
Pro forma	6,090	13,121	(43,166)

Basic earnings (loss) per share ($)
As reported	0.72	0.97	(2.26)
Pro forma	0.37	0.74	(2.4)

Diluted earnings (loss) per share ($)
As reported	0.67	0.93	(2.26)
Pro forma	0.34	0.71	(2.4)

____ 34 ____

Note 11 - Shareholders` Equity (cont'd)

C. Warrants

In October 2001, as part of Net-I acquisition, the Company granted to Telrad:

(1) Warrants to acquire 1,000,000 ordinary shares for an exercise price of $ 24 per share.

(2) Warrants to acquire 250,000 ordinary shares for an exercise price of $ 28 per share.

These warrants were granted for five years expiring October 1, 2006 and were valued at $ 3,922 thousand using the "Black - Scholes" valuation model with the following assumptions:

Expected volatility	-	60%
Risk free interest rate	-	4.57%
Warrants terms	-	4 years
Dividend	-	0
Stock price	-	$ 10.997

Note 12 - Taxes on Income

A. Tax programs under various Israeli tax laws:

1. Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

Pursuant to the above Law the Company is entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

A major part of the production facilities of the Company has been granted the status of an "Approved Enterprise" under the above Law.  Income arising from the Company's "Approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" and reduced tax rates based on the level of direct or indirect foreign ownership, for specified periods.

The period of benefits in respect of most of the Company's production facilities will terminate in the years 2000 - 2014.  The Company's current investments in development facilities are made under new approvals.

At December 31, 2003, approximately 45% of the cost of the Company`s production facilities represented approved enterprise facilities (2002 - 56%: 2001 - 45%).

In the event of distribution by the Company of a cash dividend out of retained earnings which were taxed at zero rate due to the "Approved Enterprise" status, the Company would be subjected to 20% corporate tax on the amount distributed, and the recipients would have to pay 15% tax (to be withheld at source) on the amounts of such distribution received by them.

The Company has not recorded a deferred tax provision in respect of the above, as there is no intention to pay a dividend in the foreseeable future and, in any event, there is a tax strategy available whereby a distribution in liquidation will not create additional taxes for the Company.

____ 35 ____

Note 12 - Taxes on Income (cont'd)

A. Tax programs under various Israeli tax laws: (cont'd)

2. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or changes in the exchange rate of the dollar ‑ for a "Foreign Investors' Company", as defined by the Law for the Encouragement of Capital Investments, 1959.  The Company elected to measure its operating results on the basis of the changes in the Israeli CPI.  As a result, the Company is entitled to deduct from its taxable income an "Inflation deduction" (which partially compensates for the decrease in the value of shareholders' equity resulting from the annual rise in the Israeli CPI).

3. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

The Company is an "Industrial Company" as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

4. Tax rates applicable to income from other sources in Israel.

Income not eligible for "Approved Enterprise" benefits as mentioned above is taxed at the ordinary tax rate of 36%.

B. Non-Israeli subsidiaries

The non-Israeli subsidiaries are taxed based upon tax laws in their countries of domicile.

C. Taxes on income

Taxes on income (tax benefit) included in the consolidated statements of income are comprised as follows (in thousands):

	Year ended December 31
	2001	2002	2003
Current and previous years taxes relating to -
Israeli operations	$ 580	$ 3,897	$ 173
Foreign operations	(705)	(2,597)	-

	(125)	1,300	$ 173

Deferred taxes relating to -
Israeli operations	$ (123)	$ (1,559)	$ (135)
Foreign operations	170	230	-

	47	(1,329)	(135)

	$ (78)	$ (29)	$ 38

____ 36 ____

Note 12 ‑ Taxes on Income (cont'd)

D. Reconciliation of the statutory tax expense to actual tax expense

A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A4 above) applicable to the income of companies in Israel, and the actual tax expense is as follows (in thousands):

	Year ended December 31
	2001	2002	2003
Income (loss) from continuing operations before
taxes on income, as reported in the consolidated
statements of income	$ 9,007	$ (1,424)	$ (35,770)

Theoretical tax on the above amount (36%)	3,243	(513)	(12,877)
Tax effect of differences between the statutory
rate of tax and tax rate relating to
foreign operations	(55)	(21)	(40)
Tax benefit arising from the "Approved
Enterprise"	(4,343)	(556)	3,865
Differences for which deferred taxes were not
recorded	287	2,067	7,031
Taxes in respect of prior years for which deferred
taxes were not recorded	226	(2,193)	138
Currency revaluation on pre-paid taxes	14	-	28
Increase in taxes resulting from permanent
differences, net (mainly employee stock option
expenses and disallowed expenses)	522	1,533	1,925
Adjustments arising from differences in the
basis of measurement for tax purposes and
for financial reporting purposes and other*	28	(346)	(32)

Taxes on income for the reported year	$ (78)	$ (29)	$ 38

* Resulting from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company - (see A2 above) and the changes in the exchange rate of Israeli currency relative to the dollar.

____ 37 ____

Note 12 - Taxes on Income (cont'd)

E. Components of deferred income tax

The Company has decided to recognize deferred tax benefits based on the Company`s history and management`s expectation that future taxable earnings will be achieved.  A valuation allowance has been made for certain deferred tax assets of the Company and subsidiary companies, where management believes that it is more likely than not that a portion of the deferred tax assets will not be realized.

The increase in valuation allowance is mainly because of operating loss from 2003.

(1) Deferred income tax consists of future tax assets attributable to the following (in thousands):

	December 31
	2002	2003
Current deferred tax benefit:

Accrued expenses	$ 12	$ 11
Inventory	57	77
Vacation pay accruals	313	469
Allowance for doubtful debts	893	2,651
Research and development costs	645	881
Other	-	-
Gross current deferred tax benefit	1,920	4,089

Less - valuation allowance	(580)	(2,187)

Net current deferred tax benefit*	$ 1,340	$ 1,902

Long term deferred tax benefit:
Liability for employee severance benefits	$ 54	$ 113
Operating and capital loss carryforwards	2,878	7,207
Fixed assets	147	245
Research and development costs	326	842
Others	16	67

Gross long term deferred tax benefit	3,421	8,474

Less - valuation allowance	(2,994)	(8,474)

Net long-term deferred tax benefit	$ 427	-

Total net deferred tax benefit	$ 1,767	$ 1,902

*   This item is included in "other receivables" in the consolidated balance sheets.

____ 38 ____

Note 12 - Taxes on Income (cont'd)

F. Tax assessments

Final tax assessments have been received by the Israeli company through the 1992 tax year.  In accordance with the provisions of the Income Tax Ordinance tax returns submitted up to and including the 1997 tax year can be regarded as final.

The Company has received tax assessments for the years 1999 to 2001 and is in process of appealing these assessments.  The amounts of tax in dispute are approximately $ 2 million, part of which relate to temporary differences.  The Company has made a provision, which in opinion of management is adequate.

No final tax assessments have been received by the Subsidiary Companies since inception.  Tax returns filed up to and including the 1997 tax year for the U.S. subsidiary can be regarded as final.

The Israeli Company has a tax loss carryforward of approximately $ 21.7 million which can be carryforward indefinitely.

The UK subsidiary has a tax loss carryforward of approximately $ 2 million which can be carried forward indefinitely.  The US subsidiary has a tax loss carryforward of $ 4.1 million which can be carried forward for 20 years. The GmbH subsidiary has a tax loss carry forward of approximately $ 35 thousand, which can be carried forward indefinitely.

G.                Israel Tax Reform with effect from January 1, 2003

During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayer will be taxed on income produced and derived both in and out of Israel.

The main provisions of the tax reform that may affect the Company are as follows:

1. Transfer pricing of international transactions with related parties.

The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. Detailed provisions are to be included in Income Tax Regulations that have yet to be issued. Although the Company believes that the transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issue of the said Regulations.

2. Employee stock incentive plans.

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company is considering the alternatives.

____ 39 ____

Note 12 - Taxes on Income (cont'd)

G. Israel Tax Reform with effect from January 1, 2003 (cont'd)

3. Controlled foreign company (CFC).

The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged tax on passive income of foreign affiliates as if it had received a dividend from such companies.

4. Capital gains tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

5. The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

Note 13 - Related Party Transactions

A. Related parties are comprised of principal shareholders (10% or more of the Company`s share capital) and their subsidiaries and affiliates as well as other affiliates of the Company.

Transactions with related parties are mainly comprised of sales of some of the Company's products and purchases from related parties in respect of cost of sales.

All transactions with related parties were in the ordinary course of business and at terms identical to those applied to transactions with other customers or suppliers.

B. The Company had various agreements with ECI during the years 2000 to 2003.
The agreements effective throughout 2003 are as follows:

1. An administrative services agreement, for various services including inter alia, insurance (including D&O insurance), security and limited human resources related services, maintenance, catering and transportation services and general and administrative services (all mainly through third party providers) as well intellectual property services.  For the performance of each service the Company pays ECI amounts agreed upon therein.

2. A supply agreement, (which was originally for a 5-year term, from October 1999, with automatic renewal for an additional 5 years, unless the Company terminates, upon six months prior notice), in which payments to ECI are in accordance with agreed pricing.

____ 40 ____

Note 13 - Related Party Transactions (cont'd)

3. A sales representative agreement with ECI Telecom GmbH through September 30, 2002, in which amounts due to ECI are payment of ECI's cost plus agreed commissions.

4. Effective October 1, 2002, the Company executed an administrative services agreement with ECI Telecom GmbH for the provision of certain services to ECtel GmbH, such as leasing of space, certain book-keeping services, utilities cleaning and various other office services, according to agreed payments for each service.

5. In connection with the termination of the sales representative agreement with ECI Telecom GmbH, the Company has undertaken to indemnify ECI Telecom GmbH with regard to any customer obligations or liabilities in any supply agreements which had been originally executed by ECI Telecom GmbH with such customers (on behalf of the Company) and which agreements could not be assigned for any reason to ECtel GmbH.

C. Balances due to or from related parties (in thousands):

	December 31
	2002	2003
Assets:

Parent and fellow subsidiary companies:
Other receivables	1,234	35

Liabilities:

Parent and fellow subsidiary companies:
Trade payables	1,518	574
Current account	-	75

____ 41 ____

Note 13 - Related Party Transactions (cont'd)

D. Income from and expenses to, related parties (in thousands):

	Year ended December 31
	2001	2002	2003
Sales	$ 1,481	$ 380	$ 100
Purchase from related parties	5,786	3,179	3,494
Research and development costs, net	500	212	309
Sales and marketing expenses	498	330	657
General and administrative expenses	197	135	153
Financial expenses	13	-	-

E. Purchase of fixed assets from related
parties (in thousands):	$ 93	$ 129	$ -

F. The Company has arm's-length banking relationships with a number of banks, one of which had a substantial investment in one of ECtel's significant shareholders through 2002. The amounts stated above do not include transactions with this bank.

Note 14 - Supplementary Financial Statement Information

Balance sheet:

A. Cash and cash equivalents

Including short-term deposits and marketable bonds (at the amount of $ 9 million with an original maturity of three months or less) of $ 27.3 million at December 31, 2003 (December 31, 2002 - $ 51.8 million).

B. Trade receivables

1. Net of provision for doubtful debts of $ 13,129 thousand at December 31, 2003 (December 31, 2002 - $ 5,786 thousand).

2. Substantially most of the Company's sales are to large telecommunications service providers and government agencies around the world.  Typically, the Company cannot obtain collateral from such customers.

____ 42 ____

Note 14 - Supplementary Financial Statement Information (cont'd)

B. Trade receivables (cont'd)

3. The Company entered into accounts receivables factoring agreements with number of financial institutions ("banks").  Under the terms of the agreement, the Company has the option to factor receivables, with the bank on a non-recourse basis, provided that the bank approves the receivable in advance.  The company continues to be obligated in the event of the commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer.

The agreement calls for factoring fees on invoices factored with the bank, as follows:

USD and EUR transactions - three month Libor plus 2%; ILS transactions - prime plus 1.5%.  In the past, there were no events of reimbursement accounts receivables followed by business conflicts.  The Company does not expect any reimbursement to take place in the foreseeable future.

As of December 31, 2003, trade receivables amounting to $ 2,571 thousand (December 31, 2002 - $ 12,315 thousand) were sold.  The Company accounts for transfer of financial assets in accordance with the provisions of SFAS No. 140.

C. Other Payables and Accrued Liabilities

Consists of the following (in thousands):

	December 31
	2002	2003
Employees and social benefits	$ 6,192	$ 5,452
Tax authorities	3,999	494
Commissions payable	6,669	4,262
Product warranty liability (see Note 10G)	2,178	980
Advances from customers and deferred income	1,384	1,127
Other payables	5,528	5,272
	$ 25,950	$ 17,587

D. Disclosures about segments and related information

1. During the reporting period, the Company's Board of Directors decided on a plan to sell the operations of the government segment. Previous to that, ECtel`s senior management distinguished product sales between two segments - those which provide telecommunication service providers with comprehensive solutions for their quality of service monitoring, fraud prevention and interconnect billing needs and those which provide governmental agencies and others with comprehensive solutions for their telecommunication monitoring needs and other products (See Note 19).

The accounting principles adopted in the preparation of information according to segments are based on those used by the Company as described in the significant accounting policies note to the financial statements.

The Company`s senior management evaluates segments according to gross profit less agents` commissions.

The Company's revenues from the provision of maintenance are not material.

____ 43 ____

Note 14 - Supplementary Financial Statement Information (cont'd)

D. Disclosures about segments and related information (cont'd)

2. Information on sales by geographic segment (in thousands):

	Year ended December 31
	2001	2002	2003
Israel	$ 2,787	$ 997	$ 1,095
Asia Pacific	22,692	21,110	2,234
North America	1,032	634	1,877
Europe	10,317	10,668	14,549
Africa	456	2,100	1,369
South America	23,667	16,917	7,733

	$ 60,951	$ 52,426	$ 28,857

Revenues are attributed to geographic segments based on the location of the customer.

3. Long-lived assets on a geographical basis (in thousands):

Israel

	United States		Europe	Total
December 31, 2003	$ 16,235	$ 972	$ 27	$ 17,234
December 31, 2002	21,997	1,025	80	23,102
December 31, 2001	21,048	1,533	71	22,652

There are no long-lived assets in any areas other than those shown above.

4. Sales to single customers exceeding 10% of sales (in thousands):

	Year ended December 31
	2001	2002	2003
Customer A	$ 19,971	$ 28,867	$ 6,929
Customer B	(*)	10,064	(*)

	$ 19,971	$ 38,931	$ 6,929

(*) Less than 10%.

____ 44 ____

Note 14 - Supplementary Financial Statement Information (cont'd)

E. Cost of revenues (in thousands):

	Year ended December 31
	2001	2002	2003
Materials and components	$ 15,652	$ 13,498	$ 10,319
Salaries, wages and employee benefits	5,978	5,058	4,931
Depreciation	303	306	278
Royalties to Chief Scientist (see Note 10B)	1,215	956	663
Other manufacturing and service costs	1,720	1,719	1,239
Stock-based compensation	48	10	-
	24,916	21,547	17,430
Decrease (increase) in inventories	(865)	817	24

	$ 24,051	$ 22,364	$ 17,454

F. Research and development costs, net (in thousands):

	Year ended December 31
	2001	2002	2003
Expenses incurred	$ 9,907	$ 10,041	$ 10,920
Less - grant participations	1,366	889	842

	$ 8,541	$ 9,152	$ 10,078

G. Selling and marketing expenses  (in thousands):

	Year ended December 31
	2001	2002	2003
Salaries and employee benefits	$ 5,775	$ 5,759	$ 5,677
Agents` commissions	2,142	2,230	3,052
Advertising and exhibitions	456	290	216
Domestic and foreign travel	1,167	1,474	1,386
Stock-based compensation	164	26	-
Other expenses	2,497	3,908	3,966

	$ 12,201	$ 13,687	$ 14,297

____ 45 ____

Note 14 - Supplementary Financial Statement Information (cont'd)

H. General and administrative expenses (in thousands):

	Year ended December 31
	2001	2002	2003
Salaries and employee benefits	$ 2,320	$ 2,229	$ 2,017
Stock-based compensation	1,516	249	-
Doubtful debts	1,601	5,521	13,242
Other administrative and general expenses	1,545	904	1,715

	$ 6,982	$ 8,903	$ 16,974

I. Financial income and expenses (in thousands):

	Year ended December 31
	2001	2002	2003
Financial expenses:
Interest and bank charges	$ 367	$ 362	$ 277
Exchange rate differences (see Note 2(B))	280	120	123

	$ 647	$ 482	$ 400
Financial income:
Interest, mainly on bank deposits and other
Receivables	$ 1,131	$ 668	$ 417
Exchange rate differences (see Note 2(B))	290	83	175

	$ 1,421	$ 751	$ 592

J. Supplementary income statement information (in thousands):

	Year ended December 31
	2001	2002	2003
Maintenance and repairs	$ 546	$ 693	$ 995
Depreciation of property, plant and equipment	1,189	1,360	1,146
Taxes (other than income taxes)	169	164	149
Rent of premises	889	1,039	1,129
Advertising costs	456	290	216

____ 46 ____

Note 14 - Supplementary Financial Statement Information (cont'd)

K. Earnings (loss) per share ("EPS")

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128").  Under SFAS 128, "basic earnings per share" is calculated based upon the weighted average number of common shares actually outstanding, and "diluted earnings per share" is calculated based upon the weighted average number of common shares, common equivalent shares, and other convertible securities outstanding.

Following are the details of the basic and diluted EPS - (in thousands, except per share data):

	Year ended December 31
	2001			2002			2003
	Net income	Number of	per share	Net	Number of	per share	Net	Number of	per share
		shares	amount	income	shares	amount	loss	shares	amount
Basic EPS for:

Continuing operations	$ 9,085		$ 0.55	$ (1,395)		$ (0.08)	$ (35,808)		$ (1.99)
Cumulative effect of change
in accounting principles	(27)		(*)	-		-	-		-
Discontinued operations	2,878		0.17	18,715		1.05	(4,867)		(0.27)
	$ 11,936	16,652,509	$ 0.72	$ 17,320	17,802,492	$ 0.97	$ (40,675)	17,967,082	$ (2.26)

Effect of dilutive options:	-	1,186,124		-	749,344		-	-

Continuing operations	$ 9,085		$ 0.51	$ (1,395)		$ (0.08)	$ (35,808)		$ (1.99)
Cumulative effect of
change in accounting principles	(27)		(*)	-		-	-		-
Discontinued operations	2,878		0.16	18,715		1.01	(4,867)		(0.27)
	$ 11,936	17,838,633	$ 0.67	$ 17,320	18,551,836	$ 0.93	$ (40,675)	17,967,082	$ (2.26)

(*)  Represent an amount less than $ 0.01

____ 47 ____

Note 15 - Balances in Currencies Other Than the U.S Dollar (in thousands):

A. Comprised of:

	December 31st 2003
	Israeli currency	Foreign currency				Israeli currency		Foreign currency
	Linked(**)	Unlinked	Deutsche	Pounds	Others	Linked(**)	Unlinked	Euro	Pounds	Others
		Marks	Sterling						Sterling
(b)                 Assets

Trade receivables	$ -	$ 1,397	$ 251	$ 224	$ -	$ -	$ 502	$ 1,130	$ 3,802	$ 2,444
Other current assets	118	1,646	15	296	9	34	3,192	890	425	-
Long-term receivables	-	637	-	-	-	-	758	-	-	-

	$ 118	$ 3,680	$ 266	$ 520	$ 9	$ 34	$ 4,452	$ 2,020	$ 4,227	$ 2,444

Liabilities
Trade payables	$ -	$ 6,320	$ 37	$ 60	$ 8	$ -	$ 4,458	$ 125	$ 68	$ 4
Other current liabilities	3,931	5,307	739	126	-	530	3,243	64	205	120
Long-term liabilities	-	774	-	-	-	-	826	-	-	-

	$ 3,931	$ 12,401	$ 776	$ 186	$ 8	$ 530	$ 8,527	$ 189	$ 273	$ 124

(**) Linked to the Israeli CPI.

B. Aggregate exchange rate gains (losses) for the years ended December 31, 2001, 2002 and 2003 are ($139,000), $ 116,000 and ($ 163,000), respectively.

As stated in Note 2(B), exchange gains and losses are included in the same income statement items in which the related transactions are included.

____ 48 ____

Note 16 - Disclosures Regarding Fair Value of Financial Instruments

The financial instruments of the Parent company and fellow subsidiary companies consist mainly of cash and cash equivalents, current and non-current receivables, accounts payable and accruals, and other long-term liabilities.

In view of their nature, the fair value of the financial instruments included in working capital of the Parent company and fellow subsidiary companies is usually identical or close to their carrying value.

Considerable judgment is required to develop the estimates of fair value, thus, the estimates provided herein are not necessarily indicative of amounts that could be realized in a current market exchange.

Cash and cash equivalents, trade receivables, other accounts receivable, parent and fellow subsidiary companies, net, trade payables, other payables -

The carrying amounts approximate the fair value due to the short maturity of those instruments.

The fair value of long-term marketable securities also approximate the carrying value since it bear interest at rates closed to the prevailing market rates.

Long-term receivables - Book values approximate fair value because the long-term receivables are denominated at their present value computed, at the transaction date, by the relevant interest rate (see Note 5A).

Note 17 - Recently Enacted Accounting Standards

A. FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities - SAB 74 Disclosure

On April 30, 2003, the FASB issued FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, "Accounting for Derivative instruments and Hedging Activities", to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133.  The adoption of SFAS 149 has no effect on the Company's financial statements.

____ 49 ____

Note 17 - Recently Enacted Accounting Standards (cont'd)

B. FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatory redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The Company believes that the adoption of FASB 150 will not have an impact on its consolidated financial statements.

C. FASB Interpretation No. 46, Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46").  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements ("ARB 51"), to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest.  That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest.  The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interest or in which the equity investors do not bear the residual economic risk.  FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether it is its primary beneficiary and therefore is required to consolidate that entity.  FIN 46 also addresses the initial valuation of the assets and liabilities to be consolidated, the treatment of any gain or loss resulting from the initial measurement and disclosures requirements for the primary beneficiary.  All entities with variable interest in variable interest entities created after January 31, 2003 shall apply the provisions of FIN 46 immediately.  Public entities with a variable interest in variable interest entities created before February 1, 2003 shall apply the provisions of this Interpretation no later than the first interim or annual reporting period beginning after December 15, 2003.  On December 24, 2003, FASB issued an Interpretation which clarified and modified FASB Interpretation No. 46.  The Company is in the process of analyzing FIN 46, as modified.  Based upon its preliminary analysis, it would appear the Company may be required to deconsolidate its investment in Interpool Capital Trust.  As a result, Company-obligated mandatory redeemable preferred securities in Subsidiary Grantor Trusts would be eliminated and replaced by an amount reported as debt in the Consolidated Financial Statements.  Such changes are not expected to have any significant impact on the Company's financial condition or results of operations.

____ 50 ____

Note 18 - Subsequent Event

In January 2004, the Company received resignation from its Chief Executive Officer ("CEO") Aharon Shech, starting February 2004.  The Company appointed Eitan Naor as its new President and CEO.

Note 19 - Discontinuance of the Government Segment Operation

During the reporting period, the Company's Board of Directors approved on a plan to sell the operations of the Government segment, which provides telecommunication monitoring needs to government agencies.

Discontinuance of this operation conforms with the Company's long-term strategy to concentrate its activities on Telecom operations and to cease activities which are not related to this area.

A definitive agreement should be signed shortly after the date of these financial statements.

The assets and liabilities which relate to the discontinued operations are presented in separate categories in the assets and liabilities sections, respectively.

A. Set forth below are details of the assets and liabilities of the discontinued operations:

December 31
2003
in thousands

II.                Assets relating to discontinued operations

Inventories	$ 332
Property, plant and equipment, net	1,416
Other assets	589

$ 2,337

III.             Liabilities relating to discontinued operations

Other payables	$ 541
Liability for employee severance benefits, net	194

$ 735

B. Set forth below are the results of operations of the discontinued operations:

	Year ended December 31
	2001	2002	2003
	in thousands	in thousands	in thousands
Segment revenues	$ 19,647	$ 43,351	$ 12,399
Segment expenses	16,769	(24,636)	(17,266)

Results of segment activities	$ 2,878	$ 18,715	$ (4,867)

____ 51 ____

Exhibit 10.2

Consent of Independent Auditor

ECtel Ltd.
43 Hasivim Street
Petah Tikva 49133
Israel

We hereby consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-83736) and S-8 (No. 333-12252) of ECtel Ltd. of our report dated February 4, 2004 with respect to the consolidated financial statements of  ECtel Ltd. as of December 31, 2003 and 2002, and each of the years in the three year period ended December 31, 2003, included in this report on Form 6-K and to the reference to our firm under the heading "Experts" in the registration statements.

___________/S/____________

Somekh Chaikin

Certified Public Accountants (Israel)

A member of KPMG International

Tel Aviv, April 1, 2004

____ 52 ____

Exhibit 10.3

Consent of Independent Auditor

March 31, 2004

ECtel GmbH

To whom it may concern,

I hereby consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-83736) and S-8 (No. 333-12252) of ECtel Ltd. of our report dated February 4, 2004 with respect to the financial statements of ECtel GmbH included in this report on Form 6-K and to the reference to our firm under the heading "Experts" in the registration statements.

__________/S/__________

Johannes Wedding

Dipl.-Kfm. Johannes Wedding

(Certified Public Accountant/Tax Consultant)

____ 53 ____

Exhibit 10.4

Consent of Independent Auditor

Amsterdam, March 31, 2004

Re: consent of independent auditors regarding ECtel B.V.

Ladies and Gentlemen,

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-83736) and S-8 (No. 333-12252) of ECtel Ltd. of our report dated February 4, 2004 with respect to the financial statements of ECtel B.V. included in this report on Form 6-K and to the reference to our firm under the heading "Experts" in the registration statements.

Yours faithfully,

MAZARS PAARDEKOOPER HOFFMAN

___________/S/_______________

Drs. J.D.G. Noach RA

____ 54 ____

Exhibit 10.5

Consent of Independent Auditor

The Directors

ECtel (2000) UK Limited

81 Southwark Street Our ref: RJL/KJM/19056/an

London

Se1 0hx

31 March, 2004

Dear Sirs,

ECTEL (2000) UK LIMITED

CONSENT LETTER

We hereby consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-83736) and S-8 (No. 333-12252) of ECtel Ltd. of our report dated 22 January 2004 with respect to the financial statements of ECtel (2000) UK Limited included in this report on Form 6-K and to the reference to our firm under the heading "Experts" in the registration statements.

Yours faithfully,

__________/S/_____________

Blick Rothenberg

____ 55 ____